Filed by Metavante Technologies, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed under Rule 14a-6 of the

Securities Exchange Act of 1934, as amended

Subject Company: Metavante Technologies, Inc.

Commission File No. 001-33747

This filing relates to a proposed business combination between Fidelity National Information Services, Inc. (“FIS”) and Metavante Technologies, Inc. (“Metavante”).

Forward Looking Statements

This communication contains “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those that express a plan, belief, expectation, estimation, anticipation, intent, contingency, future development or similar expression, and can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “should” or words of similar importance. Statements that describe our objectives or goals are also forward-looking statements. The forward-looking statements in this communication involve significant risks and uncertainties, and a number of factors, both foreseen and unforeseen, could cause actual results to differ materially from our current expectations. Factors relating to the pending merger with FIS that could cause actual results to differ materially include the possibilities that: the companies may be unable to obtain shareholder or regulatory approvals required for the merger; problems may arise in successfully integrating the businesses of the two companies; the merger may involve unexpected costs; the combined company may be unable to achieve cost savings from synergies; and the businesses may suffer as a result of uncertainty surrounding the merger. Other factors that may affect our results include, among others, our debt level, restrictions and limitations in our credit facilities, our competitive industry, changes in customer demand for our products or services, disruptions and instability in the credit and financial markets, economic recession, general changes in economic conditions, risks of damage to our data centers or associated infrastructure, foreign currency fluctuations, intellectual property risks, effect of regulation on our business, network and operational risks, loss of significant customers and customer consolidation risks, risks associated with future acquisitions, and other factors discussed in Metavante’s Annual Report on Form 10-K under the heading “Risk Factors”, and other filings with the SEC. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. Readers are cautioned not to place undue reliance upon forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date hereof.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS has filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. The Registration Statement has been declared effective by the SEC. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’ Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions is set forth in the joint proxy statement/prospectus. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’ 2009 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2009. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in Metavante’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 20, 2009, as amended by the Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2008, which was filed with the SEC on April 30, 2009.

Metavante hosted a conference call to discuss its first quarter financial results on Thursday, July 23, 2009, at 8:30 a.m. EDT. The following is a transcript of the conference call.

Operator

Thank you for holding, and welcome to the Metavante Technologies quarterly conference call. I need to remind everyone that today’s conference call is being recorded. (Operator Instructions). At this time, I would like to turn the call over to Kirk Larsen, Metavante Technologies’ Treasurer and Vice President of Investor Relations. Mr. Larsen, please go ahead.

Kirk Larsen—Metavante Technologies Inc.—Treasurer, VP IR

Thank you. Good morning and thank you all for joining us for Metavante Technologies’ second-quarter earnings release conference call.

Our results were released earlier this morning and have been posted to our website at www.Metavante.com. A webcast of the audio portion of this call, and all the charts that we reference during the call, are available on that website. They will remain there for the next month.

With me today are Mike Hayford, President and Chief Operating Officer, and Tim Oliver, Chief Financial Officer. Our agenda includes opening remarks by Mike, then Tim will review the second quarter and our outlook for 2009. We will leave time at the end of the call to take your questions on the quarter and our 2009 outlook, and ask that you self-limit to two questions to allow broader participation.

As a reminder, our comments today will include statements related to the expected future results of Metavante, and are therefore forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from our forecasted projections, due to a wide range of risks and uncertainties that are described in our earnings release and detailed in all of our SEC filings.

In addition to customary GAAP measures, our presentation also includes certain non-GAAP financial measures. All information should be read in conjunction with our SEC filings. With that, I will turn the call over to Mike.

Mike Hayford—Metavante Technologies Inc.—President, COO

Thanks, Kirk, and thanks for those of you who are joining us on the phone. I’ll try to keep my remarks brief this morning to make sure we have plenty of time for Tim to cover our second quarter.

Before I talk about—give you a little color on the second quarter, let me provide a brief update on our pending combination with FIS. More than three months have passed since we announced the transaction. We have used that time to continue to plan the integration between the two companies.

We remain convinced that this transaction will create substantial value for our clients, our shareholders, and our employees. And we look forward to getting the deal closed.

There are two primary gates that we must pass before we complete the deal. The first is the regulatory front. We continue to work with the Department of Justice, including gathering the information necessary to comply with their request for additional information and documentation, known as the second request. Secondly, shareholder approval. The S-4 that includes a joint proxy statement for the joint shareholder meetings to approve the deal was declared effective by the SEC this week, and the shareholder meetings have been set for September 4.

We continue to expect that the deal will close in the fourth quarter.

Now let me move back and give a little color to our second quarter. When we had planned for 2009, we expected a persistent challenging environment with uncertainty around payment transaction volumes and bank capital spending.

With those expectations as a backdrop, we developed action plans to allow us to adapt to changing market conditions to preserve profitability.

Our performance in the second quarter demonstrates the strength of our business model and our ability to execute, as we delivered 4% organic revenue growth and more than four points of margin expansion and GAAP earnings per share growth of 39%.

Admittedly, our proactive efforts to manage our cost structure oversolved for the revenue risk that we saw on our plans. As a result, we now expect to exceed the earnings commitment we made at the beginning of this year and reconfirmed at April 1 on our announcement. And the revenue on—we expect to come in the low end of our original guidance range of 3% to 4%.

The actions we’ve taken in the first half of 2009 on the cost structure have us well positioned going into 2010. The impact of these actions is expected to have a benefit of $40 million on a full-year 2009 basis and $60 million on a go-forward run rate in 2010, and beyond.

So as we look at the second half of 2009 and beyond, we remain focused on the same two things we’ve talked about before — helping our clients navigate a tough environment and delivering optimal financial performance.

Before I turn it back to Tim, let me add a few comments on our recent announcement regarding our relationship with Temenos. On Tuesday of this week, we announced that Metavante and Temenos have agreed to settle in terms related to the termination of our partnership agreement to launch an advanced core banking platform based on the Temenos CB core banking product in the U.S. marketplace.

While we have decided to move forward without the Temenos partnership, we are committed to delivering a next-generation core banking platform in the U.S. market. We will continue our investment in core components, to service-oriented architecture middleware, including our e-delivery layer.

The next-generation core components, including a customer information management module, which is functionality developed with Temenos, and our SOA e-delivery layer, will continue to be deployed in the future.

With that, let me turn the call back to Tim, and he can walk through the details on the second quarter.

Tim Oliver—Metavante Technologies Inc.—CFO

Great. Thanks, Mike, and good morning to all who have called in. We are pleased that you joined us for Metavante’s seventh and possibly our last earnings call as an independent company.

During my portion of the call today, I will reference charts that have been posted to our website. These charts summarize the data provided in the attachment to the earnings release and add some context and analytics. Since Kirk has already reviewed the cautionary language on both Safe Harbor and Regulation G, I’ll move straight to slide one, entitled Q2 Results Summary.

Walking down the P&L, revenue in the quarter was $440 million, an increase of 4% compared to last year’s second quarter. From a business perspective, core processing and e-banking drove the growth on the FSG side, and payment issuing and healthcare drove the growth in the PSG side.

Alternatively, looking at variances by type of revenue, increases in data processing and buy-out fees more than offset lower professional services and license revenue.

On last quarter’s call, I talked about the likelihood for some timing effects that might cause sequential revenue results over the remainder of the year to be less linear, or more lumpy. That, in fact, was the case in Q2. Client preferences for the timing of expenditures or implementations or conversions had the net effect of moving forward into the first half of the year some revenue we anticipated receiving later in the year.

While this timing effect did benefit our second quarter, it had no impact on our full-year expectations and importantly, even in the absence of this benefit, we would’ve posted growth in the second quarter.

Segment operating income was $140 million, up 19% from Q2 of last year.

That margin expansion can be attributed primarily to two things. First, the benefit of the significant cost productivity generated by our proactive efforts to assure our ability to deliver on our earnings commitments, even in a lower-growth environment, the combination of a solid plan, execution against that plan, and a rate of revenue growth that outpaced the downside scenario against which these actions were originally sized both pushed our margins higher.

This effect should continue into the second half of this year and into 2010, as the savings generated by these actions ramp up and the costs associated with them abate.

The other driver of margin expansion in the quarter was the benefit of advantageous revenue mix, particularly in reference to higher buy-out fees. This effect will not continue into the second half of the year, and in fact, Q2 is the only quarter of the year where revenue mix provides a year-over-year benefit. For the full year, we still expect our two sources of revenue with the highest profit conversion, that is, software license revenue and buy-out fees, to be down versus 2008.

Corporate and other costs were $18 million, $8 million lower than the second quarter of last year. This decrease was also the result of two things — a favorable ruling in a contractual dispute with a former client and a lot of hard work to drive productivity in our corporate functions, similar to that in our business units.

The favorable ruling allowed us to eliminate an approximately $5 million reserve that we’d put on the books for this dispute and that had accumulated over the last several quarters. When the judge ruled in our favor on all counts, we determined that the reserve was no longer necessary or appropriate.

The transaction costs’ line relates to the costs associated with the pending transaction with Fidelity. These costs are not deductible for income tax purposes, so they are a dollar-for-dollar decrease to net income. For the first half of the year, these deal costs, which were obviously not contemplated in our original guidance, have reduced our reported cash EPS by about $0.06.

Interest expense increased $3 million from last year, primarily due to the treatment of one of our interest-rate swaps, and the tax rate you will calculate is 37%, which is consistent with our full-year expectation and slightly lower than last year.

And finally on this page, our share count for the quarter was 121 million shares. That share count is a little higher than past quarters, due to the impact of our higher stock price on the calculation of dilution on the outstanding stock options. The resulting math then generates GAAP EPS of $0.43 a share, up 39% from last year’s second quarter, and cash EPS of $0.48 a share, up 33% from last year. When adjusted for the deal costs I described above, EPS would’ve been $0.47 and cash EPS $0.52 a share.

Moving into slide two, titled Q2 Results Financial Solutions Group, shows a trailing five quarters of revenue and segment operating income for the FSG segment. Revenue at FSG increased 8% compared to the second quarter of last year. Revenue was paced by core processing and e-banking businesses.

Looking at it by the type of revenue, higher data processing revenues and buy-out fees offset lower professional services revenue.

FSG operating income increased 36%, increasing the margin rate by 6.1 points to 29.6%. The margin expansion here was driven by the benefit of the advantageous revenue mix and cost productivity.

Slide three, titled Q2 Results Payment Solutions Groups, provides the same data for our other operating segment. PSG’s revenue was up 1% compared to last year’s second quarter. Revenue growth was driven by the issuing and healthcare businesses, and was offset by anticipated losses due to consolidation in our e-payments business and decreased revenue at Image.

Looking at this revenue stream by type of revenue, higher data processing and buy-out fees offset lower software license and professional services revenue.

PSG operating income increased 11% and margin rate increased a full 3 percentage points to 33.4%. This margin expansion was driven primarily by good cost productivity efforts.

Slide four is titled Free Cash Flow Walk, and it summarizes the drivers of our free cash flow for the first half of 2009 and provides 2008 data for comparison. Free cash flow for the first half of 2009 increased by 30% to $108 million, or 117% of net income. This compares to $83 million last year, or 115% of net income.

Excluding the impact of settlement timing, or as we referred to it in the past as other people’s money, free cash flow increased 57% to $105 million for the first half of 2009, compared to $67 million for the first half of 2008.

Slide five, titled 2009 Outlook, summarizes our previous guidance ranges, our first-half performance, and gives our current outlook for the full year. As you can see in the middle column, and as I’ve described today, we are in very good shape at the midpoint of the year.

Organic revenue growth, while 2% and somewhat below our full-year expectations, is still very respectable performance when taken in the context of the significant headwinds of losses due to consolidation or lost float revenue or currency exchange rates, and not to mention a tough environment for our clients.

On the profitability side, we have clearly overachieved. Our early and appropriately aggressive cost actions have allowed us to deliver considerably higher profits, despite a slower growth environment.

Rather than provide specific guidance updates while our transaction with FIS is pending, the far-right column provides some qualitative or directional indications that incorporate our strong first-half performance and reflect our expectations from here. For revenue, we now expect full-year organic revenue growth to be at the low end of our previous range of 3% to 4%. This outlook recognizes the persistently challenging environment and the uncertainty in the second half around consumer payment transaction volumes and capital spending by financial institutions.

Our challenge for the remainder of 2009 will be closing the software and professional services deals that remain in our to-go category of revenue. While our pipeline remains very strong and selling trends for future period contract value are actually slightly better than our good 2008 results, we still do have some sell-and-deliver business in the second half of the year that we need to close.

For operating margin, we now expect two full points of margin expansion, which by my definition is well beyond our original guidance of modest margin expansion. This is very consistent with our performance to date, and considers both the ramping of the benefits of the cost actions we’ve taken earlier in this year and the somewhat less advantageous revenue mix that we expect in the second half.

The result is expected GAAP EPS growth that obviously exceeds the high end of our previous range of 12% to 16%, and cash EPS growth that will similarly exceed the high end of our previous range of 10% to 14%.

And for free cash flow, our target remains converting 100% of net income to free cash flow. This, of course, will result in a higher free cash flow dollar amount due to the higher net income number.

One point of clarification to Mike’s description of our recent agreement with the guys at Temenos, we’ve adjusted our CapEx planning for the remainder of this year to accommodate the settlement and still expect full-year CapEx to be approximately $150 million. Any impact or report of financial metrics resulting from this settlement is already contemplated in our guidance and will be reflected in our Q3 results.

Finally, while we continue our practice of not providing specific quarterly guidance, I think a little color on the third quarter might be helpful for those of you who still build Metavante models, particularly when considering some timing effects that will impact year-over-year and sequential comparisons. As you know from previous calls, our third quarter is our toughest quarter in that it’s the only quarter in the year without some seasonal lift from consumer spending patterns or tax season or year-end processing.

And in this third quarter, we are confronting our toughest comparison of the year. Going back to the concept of revenue lumpiness, you will remember that the preponderance of last year’s buy-out revenue occurred in Q3 of last year, where most of it came in Q2 this year.

Despite those headwinds, we still expect slight growth over last year in the quarter. And we expect to continue in our pattern of strong margin expansion and earnings growth.

In summary, the second quarter closed out a very good start to the year, a very good first half, and we are positioned well going into this latter half of 2009 and, in particular, going into 2010.

With that, I will turn the call back over to the operator for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). David Koning, Robert W. Baird & Company Inc.

David Koning—Robert W. Baird & Company Inc.—Analyst

Nice job, again. I guess, first of all, just a question on the buy-outs. I’m wondering how much, if you will give the information, just how much the buy-outs were in the quarter, and maybe what the Financial Solutions growth would’ve been ex those buyouts this quarter.

Tim Oliver—Metavante Technologies Inc.—CFO

Yes, we’ve never broken out exactly what buy-outs are. So let me give you some data and I think you can work back into it. First, buy-out revenue for the full year will be down by about one-third year over year, as we see it right now. So, for our full-year results, it will be a negative delta.

Most of our buy-out revenue last year did occur in Q3. We had very little in Q1. We expect very little in the second half of the year. So most of our revenue, buy-out revenue, this year did occur in Q2.

Most of that buy-out revenue was in the FSG business. As a Company, we still would’ve grown, let’s say, better than a point in the absence of these timing benefits, most of which are buy-outs. And I have to admit I haven’t done the math on the FSG side, but I would bet they are flattish in the absence of buy-out revenue.

David Koning—Robert W. Baird & Company Inc.—Analyst

That’s good. So at least the growth still — you know, it seems pretty solid, even ex the buy-outs.

Tim Oliver—Metavante Technologies Inc.—CFO

Yes, maybe put it differently. If we go back and look at our planning process for the year, we are very pleased with the revenue performance in the quarter in the absence of all those things I just described. And while the mix at PSG, we’ve continued to benefit from good transaction volumes in our core debit business and the like, and have suffered some slower growth in Image and Merchant, in FSG the underlying core processing businesses are doing well and some of the auxiliary businesses around the core processing platform that aren’t selling as well.

David Koning—Robert W. Baird & Company Inc.—Analyst

Okay. Good. And then, just, secondly, it sounded like Mike was talking about $40 million of cost savings that basically hit this year. Is it fair to say it looks like with the 200 basis points of overall margin expansion that you are getting the benefit both of those $40 million of cost savings plus some just core growth based off of the revenue growth this year?

Mike Hayford—Metavante Technologies Inc.—President, COO

Yes, David, you are spot on. I think what we are trying to say is we took $40 million of action to preserve profitability in what was an uncertain environment. That environment has turned out to be better than we originally thought that it might be, or at least what our downside case suggested it could be.

And because we took action sufficient to immunize the P&L against that downside case and it didn’t come true, we’ve got upside in our results.

David Koning—Robert W. Baird & Company Inc.—Analyst

Great. And then, just finally, the payments — you kind of outlined where some of the points of strength and weakness were. It sounds like Government was a little weak, but were Bill Pay and Debit reasonably solid still this quarter?

Tim Oliver—Metavante Technologies Inc.—CFO

Yes. Mike?

Mike Hayford—Metavante Technologies Inc.—President, COO

David, Bill Pay doesn’t move around too much. It’s been real solid. Some of the other payment transactions, particularly, as Tim mentioned, the merchant side, slowed down a little bit. The credit card is a little slower. Debit has been hanging in pretty solid.

So the business around the payment side has continued to do well in a challenging environment, and as you talked about before, in FSG the account side has been very stable and steady, and continued to grow in a tough environment.

David Koning—Robert W. Baird & Company Inc.—Analyst

Thanks, guys. Great job.

Operator

Brett Huff, Stephens Inc.

Brett Huff—Stephens Inc.—Analyst

Congrats on a nice quarter. Can you talk a little bit more about—Mike, you talked a little bit—gave us a little color on the line-by-line type of payment strength, bill pay, merchants, credit card, debit, etc. What is it about the—we’ve heard that other—that the trends are actually worse than it looks like you guys are somewhat seeing in those different payment types? Can you tell us why you think you might be doing better or if there’s some change in the overall market growth in those that we’re—that I don’t know about?

Mike Hayford—Metavante Technologies Inc.—President, COO

I don’t know that our individual trends are that different than what we’ve—what I’ve read, anyway. I think a couple of key things—one is, our payment portfolio is much more diversified than other companies.

So a lot of the companies that may focus on credit issuing, as an example, are probably impacted much more than we are because credit is a small piece of our payment side. We are much larger—we’ve talked about in the past—in debit, much larger in bill pay. Both of those have been very resilient in this environment.

Merchant—our merchant’s a small piece of our business and merchant’s been hit, just like everybody else, and we’ve talked in the past, also, about our closed-loop prepaid card or gift card business is a little slow as well.

So I think as we break that out, where we have seen slowdowns is consistent with what I think others have had. And then, where we’ve been stable, I think we’ve been okay, but then again, we have different expectations. So we’ve got government, we’ve got healthcare, we’ve got debit, we’ve got prepaid, we’ve got credit, we’ve got merchants.

And so, I think that diversification has helped us, and then I think our portfolio of customers, we tend to have a broader spectrum of customers, and I think even some of the smaller and regional players on the payment side have a different customer installed base than some of the national players, so I think that’s helped us quite a bit this year.

Tim Oliver—Metavante Technologies Inc.—CFO

This is Tim. I’d also go back to say, despite the fact that the results in our payments business in aggregate look relatively flat, you also have to remember that the lion’s share of our losses due to consolidation impacted that segment this year, and in fact, they need to generate about 4.5 or 5 points of growth this year just to get back to report flat. So the underlying businesses are actually doing very well there.

Brett Huff—Stephens Inc.—Analyst

And so, have you seen—you had talked about on the payment side that we should see some compression on that from consolidation. Has your outlook on that changed, and maybe in a related question—

Tim Oliver—Metavante Technologies Inc.—CFO

No. That only—we know that coming into the year, so that actually has only gotten slightly worse as it is [here]. Only slightly worse. We typically come into the year with a pretty good estimate as to what the net effect of loss due to consolidation versus buy-outs would be.

And as we discussed earlier in the year, that was about three points of growth for the total Company coming into the year that we needed to overcome, which is pretty typical for us. That has gotten slightly worse over the course of this year, but only slightly so.

Brett Huff—Stephens Inc.—Analyst

What about just general price compression? I think you’ve talked in the past maybe it was 100 basis points or 200 basis points kind of across the Company. If I remember that right, has it changed at all?

Mike Hayford—Metavante Technologies Inc.—President, COO

I think historically we’ve talked about price compression and consolidation losses are a couple of points of challenge for us each year to overcome to get our organic growth.

Brett Huff—Stephens Inc.—Analyst

A couple of points each?

Mike Hayford—Metavante Technologies Inc.—President, COO

Combined.

Brett Huff—Stephens Inc.—Analyst

Okay, so it’s in that 3% number?

Mike Hayford—Metavante Technologies Inc.—President, COO

Right, and I don’t think we’ve seen any—it’s always tough right out there in the marketplace. I don’t think we’ve seen that accelerate this year in terms of dealmaking.

Brett Huff—Stephens Inc.—Analyst

And then, the last question is just from a fundamental point of view, when your sales folks are out there selling, what is it that they are selling? I’m trying to imagine how the sales call goes, if I’m a bank and capital is precious, yet I still know I need to compete technically.

How does the sales call go, and what are people buying, both on payments and are people restarting their core processing change-out, at least, consideration processes? Sort of what is the state of that?

Mike Hayford—Metavante Technologies Inc.—President, COO

I think in this environment, the key thing you mentioned is that banks are very, very focused on capital right now and capital preservation. And making sure they’re, if they are going to use it on technology, they are going to get a return.

It’s always there, that return on investment and getting a quick return, but that is very prominent right now, and so, in particular, in our software businesses where we go out there—Image is a great example where we actually had a couple of deals that moved this year that hadn’t moved last year, simply because the ROI is so compelling that they were able to get it through their committee. So that’s the number one criteria.

We have some institutions who maybe don’t have as many balance-sheet challenges and don’t have as much capital issues who are looking at taking advantage of the market conditions and are making investments in branch, making investments in customer systems, or making investments in products they can go out and generate fees.

So I’d say those are the two predominant things—it’s using those dollars wisely and getting quick returns, or looking on at a more strategic investment and looking at how they can come out of this economic climate and take advantage of it.

So, you know, it’s been—we’ve talked about in the past, it’s been a little slower. Quite frankly, it’s been—our pipeline has been better than probably what we would’ve expected. We would like to see more stuff move to the top faster and signed faster, but our sales year to date have been very strong and—a little bit surprising to us as strong as they have remained.

Operator

Tien-tsin Huang, JPMorgan.

Tien-tsin Huang—JPMorgan—Analyst

I just have a few clarification questions. I guess, Tim, when you say that FSG would’ve been flattish, did you mean sequentially or year over year?

Tim Oliver—Metavante Technologies Inc.—CFO

I always talk year over year, so that was a year-over-year statement. (multiple speakers) They’re up slightly, but it rounded to—it’s up slightly, I guess is the right way to describe it.

Tien-tsin Huang—JPMorgan—Analyst

That makes sense. It was a pretty sharp sequential increase on a reported basis. So I think that makes sense.

Tim Oliver—Metavante Technologies Inc.—CFO

You can see the effect of the buy-out that was primarily an FSG event, not a PSG event, and the margin rate as well, right?

Tien-tsin Huang—JPMorgan—Analyst

Right, absolutely. Got it.

Tim Oliver—Metavante Technologies Inc.—CFO

So to answer that half of the question before you ask it, I think they would’ve expanded margins by 2 to 2.5 points in the absence of the buy-outs.

Tien-tsin Huang—JPMorgan—Analyst

Okay, good. So basically, the trend in operating expenses [that] we just ignore sort of the revenue, it’s a pretty clean run rate, right? In terms of how we want to project out the second half of the year? It shouldn’t be a material change in the operating expense trend, given no change in revenues? Is that a fair assumption?

Tim Oliver—Metavante Technologies Inc.—CFO

That’s correct. In this environment, first of all, some of the cost actions we’ve taken will continue to give us incremental benefits as the year goes on. Secondly, it’s relatively unlikely that going into the transaction that we anticipate going through in the fourth quarter that we’d be adding any cost to our structure.

Tien-tsin Huang—JPMorgan—Analyst

Understood, good. Then, just two quick ones. The merchant—I think you said prepaid as well, the slowdown comments, again, same question, is that relative to the prior year or sequentially? Because we’re just trying to better understand if we’re closer to stabilization on the volume-based business or are things getting a little bit weaker still.

Tim Oliver—Metavante Technologies Inc.—CFO

I’ll let Mike add some qualitative remarks to that, but I’m always talking about year over year. I would also say that they are very consistent with our expectations for the full year, so we came into the year with a plan and the PSG side of the house did a very good job of forecasting how these businesses are going to perform. I’ll let Mike—

Mike Hayford—Metavante Technologies Inc.—President, COO

Yes, let me clarify. It’s merchant and it’s closed-loop prepaid. So we have a closed-loop prepaid business, which is a small business that does merchant gift cards. And then, we had a larger prepaid business, which is more direct to the institutions and banks.

It’s that closed-loop prepaid that’s having the slowdown. So it’s the merchant-based businesses that we see the slowdown. And again, you look at our numbers, why are they maybe a little better than some of the other payment players. Those are relatively small businesses for Metavante.

Tien-tsin Huang—JPMorgan—Analyst

Right. [I’m not] going to, I guess, comment around are things relatively stable, if you think about it month to month or even sequentially quarter to quarter?

Tim Oliver—Metavante Technologies Inc.—CFO

We do look at those trends month to month. What I would say is they are steady at levels that are consistent with the kind of low-growth scenario that we’ve witnessed thus far this year. We hope that when the consumer kind of picks up a little bit, we could see some upside. But they are steady at rates we would like to see higher.

Mike Hayford—Metavante Technologies Inc.—President, COO

Yes, we wouldn’t declare victory yet, right? We would say that we hope we’re going to stay steady, but we certainly don’t see an uptick yet.

Tim Oliver—Metavante Technologies Inc.—CFO

But it’s not getting worse, if that’s what you’re asking.

Tien-tsin Huang—JPMorgan—Analyst

Yes, that’s perfect. I’m happy with stable. Last one, just—I get this question a lot. I’ll just throw it out. The FDIC assessments. Is that having any impact on sales and your efforts on the sales front? That’s my last question. Thanks.

Mike Hayford—Metavante Technologies Inc.—President, COO

You know, I think there’s, in some of the institutions, obviously, some concern because it impacts them in terms of their available capital spend.

But I think it’s at the level that the assessments are coming out, I don’t think we’re seeing a big—that’s probably one of the factors they look at. I think they’ve got bigger issues to worry about. So I don’t think that’s had a huge negative impact to us.

Tim Oliver—Metavante Technologies Inc.—CFO

Thanks, I think he’s gone.

Operator

(Operator Instructions). John Kraft, D.A. Davidson & Co.

John Kraft—D.A. Davidson & Co.—Analyst

Tim, just to clarify something you said. The merger, FIS merger-related costs, you said $0.04 impact in Q2?

Tim Oliver—Metavante Technologies Inc.—CFO

Correct. I think we broke it out in the release, the actual dollars—

John Kraft—D.A. Davidson & Co.—Analyst

You did? Okay.

Tim Oliver—Metavante Technologies Inc.—CFO

—but it was $0.02 last quarter and $0.04 this quarter.

John Kraft—D.A. Davidson & Co.—Analyst

And then, as far as expectations for Q3, have you been able to—have you thrown anything out there?

Tim Oliver—Metavante Technologies Inc.—CFO

No, I think the lion’s share of those expenses will come at closing. So whenever closing takes place, it will be a slug of costs that comes through, but that it will be part and parcel of the transaction itself. So, I would say this is the right run rate, were we to go another quarter by ourselves.

John Kraft—D.A. Davidson & Co.—Analyst

That’s fair. And then, as far as the Professional Services, lower revenues in that regard, are you seeing some deals that may have been ready to sign? I know you said there were some things that signed early, but are you seeing sort of these potential deals, customers, maybe sitting on the fence a bit because of the pending merger?

Mike Hayford—Metavante Technologies Inc.—President, COO

I don’t—John, I don’t think we’ve seen—certainly on a normal kind of Professional Services with existing customers adding on products or doing some efficiency projects, I don’t think we’ve seen any of that, that anybody is sitting on the sidelines vis-a-vis our combination with Fidelity.

We watch on the pipeline, on the payment side as well as the banking side. We watch and we talk about this every month. Do we think the market is cooled or slowed, pending our combination? And again, our pipeline and our sales success year to date has been even a little stronger than we might have expected, given a fairly challenging marketplace.

And so, the sales managers always start with that. I didn’t get all my sales I wanted because of the pending merger, and then when we scrape away the crud and really get at it, it’s just normal selling. So I don’t think we’ve seen delays based on the pending merger.

John Kraft—D.A. Davidson & Co.—Analyst

Good to hear. That’s all I have, guys.

Operator

At this time, there are no further questions. I would now like to turn the call back over to Mr. Tim Oliver for any closing remarks.

Tim Oliver—Metavante Technologies Inc.—CFO

Great. Thank you. We appreciate you all being with us today. We weren’t sure how many folks would show up. We are glad you were there, and if we don’t get to do this again, thanks for your support. We’ll talk soon.

Operator

That concludes today’s conference call. At this time, you may disconnect. Thank you. Have a great day.